F r a s e r a n d C o m p a n y
Fraser and Company LLP      Barristers and Solicitors

DAVID K. FRASER
RICHARD D. RABSON
(1) DAVID W. SMALLEY
RAVINDER R.S. UPPAL
(2) AILIN WAN
(3) BARBARA G. WOHL
KIT H. LUI
(4) BYRON BYUNG-OH LEE
GEETA K. BAINS

  (1) Personal law corporation

  (2) Also member of Massachusetts bar

   (3) Also member of Ontario bar

     (4) Also member of New York bar

  September 6, 2006

  VIA EDGAR

  Securities and Exchange Commission
  100 F Street N.E.
  Washington D.C. 20549-0405

  Attention: Song Brandon, Office of Emerging Growth Companies

  Dear Madam:

  Re: Genemen Inc. - Amendment No. 2 to Form SB-2 Registration Statement
         File No. 333-135352

  Further to your letter dated September 1, 2006, enclosed please find one clean and one blacklined copy of amendment No. 2 to Form SB-2 Registration Statement, filed with you, by Edgar, including Exhibits. One red-tagged copy is also filed with you via Edgar.

  The Company has incorporated your requested changes, and the following is the Company's response using the same numbering system as in your September 1, 2006 letter.

  Form SB-2

  General

  1. Your request to re-state your comments and provide specific responses is noted and followed throughout this letter.

  "Raising additional capital may create additional risks to current shareholders", page 5

  2. The risk factor header has been revised to better reflect the risk factor discussion and moved to page 6. The Company has identified the particular risks in the heading and described these risks in more detail in the discussion section.

  Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
  Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: fraser@fraserlaw.com

  Fraser and Company LLP

  "If our estimates related to expenditures are erroneous our business will fail...", page 7

  3. As requested, the estimates of expenditures have been described in more detail in this section.

  Business, page 10

  4. Further information regarding the likelihood of the theft of both a credit card and a cell phone is provided.

  Liquidity and Capital Resources, page 16

  5. The disclosure is revised to include the fact that the loans may be repaid at any time.

  If you have any other questions, please do not hesitate to contact the undersigned. Please fax your further comments to the undersigned at (604) 669-5791.

  Yours truly,
  FRASER and COMPANY

  Per: /s/ "David K. Fraser"

  David K. Fraser

  DKF/dlm
  encl.

  Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
  Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: fraser@fraserlaw.com